UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number    1-16739

VECTREN UTILITY HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

1111 Louisiana

Houston, Texas 77002

(713) 207-1111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, without par value

(Title of each class of securities covered by this Form)

6.10% Senior Notes due December 1, 2035

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)       ☒

Rule 12g-4(a)(2)       ☐

Rule 12h-3(b)(1)(i)   ☒

Rule 12h-3(b)(1)(ii)  ☐

Rule 15d-6                ☒

Rule 15d-22(b)         ☐

Approximate number of holders of record as of the certification or notice date:  One

Pursuant to the requirements of the Securities Exchange Act of 1934, Vectren Utility Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VECTREN UTILITY HOLDINGS, INC.

Date: February 21, 2019	By:	/s/ Kristie L. Colvin
Kristie L. Colvin Vice President and Chief Accounting Officer